May 31, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: GMO Series Trust Registration Statement on Form N-1A
Ladies and Gentlemen:
Transmitted herewith by means of electronic submission on behalf of GMO Series Trust (the “Fund”), a Massachusetts business trust, for filing under both the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) is a registration statement on Form N-1A (the “Registration Statement”). We filed a Form N-8A for the Fund earlier today.
The Registration Statement does not contain any financial statements for the Fund because the Fund has not commenced operations. Additional information regarding the Trust, as well as the remaining exhibits to the Registration Statement, will be filed by amendment.
Please direct questions or comments to the undersigned by telephone at 617-951-7375.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton
Enclosures

cc:	Jason Harrison Elizabeth Reza